

MAIL STOP 3720

September 4, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 21, 2008
File No. 000-52247

Dear Mr. Eitan:

        We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated July 31, 2008 and the disclosure added to pages 13 and 42. Please explain why Vector requested that Mr. Derek Dunaway became President of Cyalume in connection with entering into the definitive agreement and why this fact and the fact that he is currently President of Cyalume do not make the transaction an affiliated transaction. Discuss the control over Mr. Dunaway exercised directly or indirectly by Vector's officers, directors and affiliates of Vector and the control Mr. Dunaway exercises directly or indirectly over Cyalume.

2.   We note your disclosure on pages 13 and 42 that Vector's initial public offering prospectus indicated Vector <u>would not consummate</u> a business combination with a company with which Vector's officers or directors was affiliated or with which our officers or directors or any of their affiliates had a direct or indirect financial interest. Please revise this statement to be consistent with the disclosure in Vector's initial public offering prospectus that Vector's officers and directors <u>would not recommend</u> to shareholders a business combination with the aforementioned characteristics. In light of this agreement, discuss why Vector is only looking at the affiliate status of its officers, directors and their affiliates immediately prior to the signing of a definitive agreement and not at the time of the board's current recommendation to shareholders to approve the business combination with Cyalume.

3.   We note your response to comment three from our letter dated July 31, 2008 and the disclosure added to pages 10-11 and 33-34 that the TD Banknorth loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging. In light of this contingency, it is not clear how you may assert that an agreement for the $30 million has been reached. Prominently disclose throughout the proxy statement that you have not obtained firm financing for the $26 million to $37 million shortfall you need to fund the cash portion of the consideration. In addition, provide us with a copy of the TD Banknorth commitment letter.

4.   We note your response to comment five from our letter dated July 31, 2008 and your revised disclosure on pages 2, 11 and 34. Please disclose the company's intent to re-solicit proxies in the event that there are material changes to the terms of the transaction that occur with insufficient time to provide shareholders with additional proxy materials prior to the meeting.

5.   Please revise your proxy statement to clarify and provide consistent disclosure about who will receive the merger consideration. For example, on page one, you disclose that you will pay merger consideration to three classes of equity holders of Cyalume's sole shareholder, GMS Acquisition Partners; on page three, you disclose that the former beneficial holders of Cyalume will receive equity and cash merger consideration; and on page ten, you disclose that the current security holder of Cyalume will receive the merger consideration. In revising your disclosure, clarify whether there is one beneficial holder of Cyalume stock, GMS Acquisition Partners, or whether there are other beneficial holders. In this regard, your references throughout the proxy statement to the beneficial holders of Cyalume are confusing.

6.   We note your response to comment six from our letter dated July 31, 2008. It appears that the transaction may fall under Rule 145(a)(3) of the Securities Act and would require either registration or an exemption from registration. Furthermore, your disclosure on page 45 indicates that during the negotiation with Vector, Cyalume's 19 beneficial shareholders indicated that they would accept equity for their common interest in Cyalume. In light of the non-accredited investor that you note is one of the beneficial owners of GMS Acquisition Partners, please provide a legal analysis as to the basis for your reliance upon Section 4(2) in the context of Rule 145(a)(3) and the offers described on page 45.

Summary of the Material Terms of the Acquisition, page 1

7.   We note your response to comment seven from our letter dated July 31, 2008 and your revisions to pages 2 and 114. Please revise your preliminary proxy in both locations to clarify that such shares are subject to the same Rule 144 restrictions applicable to the currently unregistered Vector shares that you discuss on page 115. See Release No. 33-8869.

Summary, page 9

The Acquisition, page 10

8.   We note your response to comment three from our letter dated July 31, 2008 and the disclosure added to pages 10-11 and 33-34. Disclose the reasons why you did not seek to obtain the full amount necessary to provide for the maximum conversion.

9.   We note your response to comment four from our letter dated July 31, 2008, the disclosure added to pages 10 and 33 that indicates that Cyalume will be the borrower under the facilities, and that the loans will close concurrently with the transactions. Please clarify your disclosure to explain how such an arrangement is consistent with Section 2.3 of the Stock Purchase Agreement, which requires that the Purchaser pay the Closing Date Indebtedness on the Closing Date.

10.   We note your disclosure on page 11 that Vector will pay a commitment fee that is payable whether or not the transaction closes. Your disclosure on page 33 adds that Vector will pay the commitment fee prior to the closing whether or not the transaction closes. Please clarify to what closing you are referring—the closing of the financing or the closing of the transaction. Disclose when Vector's obligation to pay the commitment fees begins and ends.

11.   We note your response to comment 10 from our letter dated July 31, 2008 and
        your revised disclosure on pages 12 and 29. Please clarify whether the transaction
        referred to in your response refers to the formation of the company by Winston
        Churchill, as disclosed in your previously-revised preliminary proxy statement, or
        the acquisition of shares to be purchased by such company.

12.   We note your response to comment 11 from our letter dated July 31, 2008 and
        your revised disclosure on pages 12 and 29 that members of your management
        team may aim to purchase shares from stockholders who would otherwise vote
        against the transaction. Please revise your disclosure to identify all members of
        the management team. Disclose how such members will identify which Vector
        common shares to purchase and whether such members or their representatives
        will entertain any offers to purchase before a public stockholder's intention to
        vote against the Cyalume transaction is publicly disclosed. Move this disclosure
        to the summary subsection on page 17 that discusses Vector's efforts to secure
        approval of the business combination.

13.   We note your response to comment 12 from our letter dated July 31, 2008 and
        your revised disclosure on pages 12 and 29. Disclose how the following
        agreements apply to the members of your management team and the shares they
        purchase:

        - The agreement by initial stockholders to vote any shares acquired in the
          after market for approval of any business combination;
        - The agreement by initial stockholders not to demand redemption of any
          shares owned by them; and
        - The waiver by initial stockholders of their rights to participate in any
          liquidation of the company with respect to any shares they own, including
          shares purchased in the after market.

        Update your disclosure about interests of the members of your management team
        in the Cyalume acquisition to reflect any additional interests that may arise due to
        purchases by them.

14.   We note your response to comment 13 from our letter dated July 31, 2008 and
        your revised disclosure on pages 13 and 111 that SCP Private Equity Management
        Company has no present plan or intention to sell or transfer these warrants to any
        third party. Please disclose the role such warrants may play in efforts to secure
        approval of the Cyalume transaction by Vector's public stockholders in light of
        the other efforts by your management and underwriters to secure such approval.
        In addition, disclose whether SCP Private Equity Management Company acquired
        the warrants in the open market or in private transactions and the price it paid for
        the warrants.

15.   We note your response to comment 14 from our letter dated July 31, 2008 and your revised disclosure on pages 17 and 31. Please revise your disclosure to discuss any efforts by Cyalume and its affiliates to secure approval of the business combination by holders of Vector's IPO shares. Additionally, revise your disclosure to clarify whether Rodman & Renshaw is included within the phrase "Vector nor its consultants or affiliates."

Certain Information About Cyalume's Current President, page 13

16.   We note your response to comment 15 from our letter dated July 31, 2008 and your revised disclosure on pages 13 and 101. As noted previously, your prior preliminary proxy statement disclosed and a SCP Partners webpage stated that Derek Dunaway was associated with Selway Partners, an SCP Partners portfolio company, from 2000 to 2006. Please advise why this disclosure was deleted from the preliminary proxy statement. If Derek Dunaway was associated with Selway Partners, as suggested both by your prior disclosure and the SCP Partners website, please disclose his position at Selway Partners. Clarify what is meant by the term SCP Partners Portfolio Company.

Proposal to Acquire Cyalume, page 32

Background, page 36

17.   We note your response to comment 19 from our letter dated July 31, 2008 and your revised disclosure on page 39. Disclose more specifically your efforts to locate a target company other than Cyalume after September 19, 2007.

Background, page 36
Vector's Reasons for the Acquisition and Its Recommendation, page 43

18.   We note your response to comment 22 from our letter dated July 31, 2008 and your revised disclosure on pages 39 and 44-45. Please clarify your disclosure to indicate how Vector's management determined at the time of its negotiations with Cyalume that a reduction in interest expense was possible since there was no commitment for financing at such time. In addition, clarify your disclosure to indicate how you determined the interest rate and cost savings you assert in light of the fact that you still have not finalized funding the $10 million you are currently seeking, and the disclosure added to pages 10-11 and 33-34 indicates that the TD loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging.

19.   We note the disclosure on page 41 that Mr. Dunaway met with the principles of
        Columbus Nova and discussed his role as President of Cyalume. Please clarify
        who Columbus Nova is.

Negotiations with Cyalume, page 45

20.   We note your response to comment 25 from our letter dated July 31, 2008 and
        your revised disclosure on page 46 noting revenue projections for 2009 and 2010
        and that Cyalume projections for 2011 and 2012 were not relied upon. However,
        you have not disclosed the projections considered by ValueScope in rendering its
        opinion, and Vector's board relied upon the ValueScope analysis. Additionally,
        you disclose on page 44 that Vector's board considered not only <u>overall</u> revenue
        projections, but various analyses conducted by management with the assistance of
        Rodman & Renshaw and provided by JSA Partners and ValueScope <u>of the market
        segments and business opportunity open to Cyalume</u>. As a result, disclosure of
        projections relating to the individual sectors also would appear to be warranted.

        Disclose all financial projections exchanged between Vector and Cyalume and all
        projections reviewed by Vector's advisors, or advise us why they are not material.
        Also disclose the bases for and the nature of the material assumptions underlying
        the projections.

Cyalume's Projections, page 46

21.   We note your response to comment 26 from our letter dated July 31, 2008 and
        your revised disclosure on page 46. Please revise to clearly summarize the
        analyses performed by Vector's management in arriving at the $165 million
        valuation, including the nature of any material assumptions or projections used,
        along with the reasonable basis for relying upon such assumptions or projections.

Guideline Public Company Analysis, page 49

22.   We note your response to comment 31 from our letter dated July 31, 2008 and
        your revised disclosure on pages 49 and 50. Please revise the charts on pages 50
        and 51 to disclose the revenues, earnings, and transaction size for each of the
        companies/transactions analyzed.

Material Federal Income Tax Consequences, page 53

23.   We note your response to comment 32 from our letter dated July 31, 2008 and
        your new risk factor on page 26. Please revise the risk factor to briefly discuss
        why there is uncertainty regarding the material tax consequences to shareholders
        and to disclose the risks related to the possible alternative tax consequences.

Revise your disclosure on pages 53 and 54 to discuss in more detail why there is uncertainty and to disclose the possible alternative tax consequences.

Cyalume Management's Discussion and Analysis, page 68

Overview, Years Ended December 31, 2007 and 2006, page 72

24.   We note your response to comment 36 and the disclosure added to pages 73 and 74. It is not clear how you have determined the interest rates used to estimate interest expense savings and the basis for using those interest rates. As noted above, you have not finalized funding the $10 million you are currently seeking, and the disclosure added to pages 10-11 and 33-34 indicates that the TD loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging. As a result, it is not clear how you may assert that an agreement for the $30 million has been reached. Please provide further support for your estimated interest expense savings taking into account these factors.

 Unaudited Pro Forma Condensed Consolidated Financial Statements, page 91

25.   Refer to response to comment 38 from our letter dated July 31, 2008 and your discussion of the TD Banknorth commitment letter on pages 10 and 11. Please clarify whether the lender, TD Banknorth N.A., also has signed the commitment letter. Also, expand the disclosure in the notes to explain the "new debt structure", including the basis for determining the average interest rate for each of the periods, in light of the uncertainties in the terms, such as the acceptable level of interest rate protection, noted on page 11. Tell us whether the loan commitment is contingent on successful negotiation of the interest rate protection and if so, how you determined that the interest rates used are factually supportable, as the effective interest rate will be impacted by the level of hedging required in the final agreement.

26.   Please also expand the disclosure in notes g1-g5 to include the impact of a 1/8% variance in the interest rate.   Please provide us with a detailed analysis of your determination of the current interest rate which explains the difference in rates between your secured and subordinated debt.

Financial Statements – Cyalume Technologies, Inc.

Note 13 – Commitments and Contingencies, page F-20

27.   Refer to your response to comment 40 from our letter dated July 31, 2008. Please expand the disclosure on pages F-21 and F-32 to clarify whether the Sellers were the former stockholders of GMS or former stockholders of Omniglow.

28.   We note your response to comment 41 from our letter dated July 31, 2008 and the revised disclosure on page F-32. Please expand the subsequent events disclosure on page F-24 and related disclosure on page F-32 to describe the various escrow arrangements, including the terms of each escrow account and the conditions required for the release of funds from each escrow account. Disclose the amount of each escrow account as of the acquisition date and subsequent to the litigation settlement.   Also, expand the disclosure to explain the reason for using the indemnification escrow funds for the settlement and how the escrow terms permitted the use of such funds for the settlement.

29.   In your response letter describe in reasonable detail the facts and circumstances leading up to the claims and how these were addressed in the settlement of the litigation. Also address the following items:

- Describe the nature of the claims with respect to the certain representations, warranties, contracts, covenants and other agreements in connection with the Transaction referred to in the disclosure at page F-32. Also discuss how you evaluated each of these claims in determining whether these involve matters that existed prior to the acquisition or matters that arise from the acquisition.
- Discuss the provisions of the two escrow arrangements for purchase price adjustment and indemnification matters.
- Discuss how the terms of the escrow arrangements were considered during the course of the litigation process. In other words, discuss whether each of the claims could potentially have been settled under the terms of the escrow accounts.
- Discuss how you considered the nature of the claims and the substance of the settlement in evaluating the accounting literature discussed in your response to prior comment 41.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Yaron Eitan
Vector Intersect Security Acquisition Corp.
September 4, 2008
Page 9

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990